130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 26, 2015	No. 15-01

Avalon sets Annual Meeting of Shareholders for February 24,
2015 and provides update on its Annual Filings

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it will hold its Annual Meeting of Shareholders at 4:30 pm EST on Tuesday, February 24, 2015, at the Toronto Board of Trade, Room A/B/C/D, located at 1 First Canadian Place, Toronto, Ontario.

Avalon has implemented the Notice and Access Provisions of NI 54-101, an environmentally friendly alternative that will reduce paper, printing and mailing costs associated with the dissemination of annual information to approximately 20,000 shareholders.

Non-registered shareholders will receive paper copies of the Notice of Meeting and Form of Proxy in the usual manner, as well as a notice document which contains information on how to obtain electronic or paper copies of the rest of the meeting materials in advance of the meeting.

Avalon’s Information Circular, 2014 President’s Message, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended August 31, 2014 are available online at the following locations:

  on the Company’s transfer agent’s website at
  https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015/
  on SEDAR at http://www.sedar.com
  on the Company’s web site at
  http://www.avalonraremetals.com/investors/regulatory_filings/

Due to certain requirements of the Canada Business Corporations Act, the Company has sent a paper copy all of the above materials directly to registered shareholders.

Avalon also confirms that, further to its press release on December 1, 2014, the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended August 31, 2014, contained a going concern emphasis of matter. Disclosure of this going concern explanatory language is required by Section 610(b) of the NYSE MKT Company Guide. This announcement does not represent any change or amendment to any of the Company’s filings for the fiscal year ended August 31, 2014.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the date of the upcoming Annual Meeting of Shareholders. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.